ZIONS BANCORPORATION

Creating Value

Goldman Sachs
Investor Conference

December 4, 2001

Delivering Value to Shareholders

Value of $1,000 Investment



Last Ten Years
1990 - 2000
$26,000
$21,000
$16,000
$11,000
$6,000
$1,000
$5,232
$21,213
S&P 500
ZION



Last Five Years
1995 - 2000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$3,474
$7,028
S&P 500
ZION

Zions was #1 in total shareholder return for U.S. Banks surveyed by *Fortune* magazine and *The Wall Street Journal* during the 1990's and the last half of the 1990's, respectively.

Simple Price Appreciation



ZION Stock
S&P 500
S&P Banks Index
$260
$240
$220
$200
$180
$160
$140
$120
$100
ZION $206
SPX $141
SPBNKC $134

Demonstrated Superior Growth


Revenue Per Share
15
13
11
9
7
5
17.9% Compound Growth
1996
1997
1998
1999
2000
3Q '01*
$6.37
$7.57
$9.55
$11.31
$12.57
$14.51

* Annualized
Excludes Star System gain and venture capital gains/losses.


Cash Earnings Per Share
4
3
2
1
0
17.5% Compound Growth
1996
1997
1998
1999
2000
3Q'01*
$1.73
$2.04
$2.43
$2.98
$3.49
$3.88

* Annualized
Excludes yearly e-Commerce losses.

Success Factors

- **Community Banking Strategy**
- **Geography**
- **Technology**
- **National Niche Businesses**
- **Focus on Fundamentals**
- **Shareholder Driven**

#1 in total shareholder return for U.S. banks in the 90's

A Collection of Great Community Banks



- **Local names and identities**
- **Local boards - including regional advisory boards**
- **Local management teams with real authority**

A Collection of Great Community Banks

THE COMMERCE BANK OF WASHINGTON

Deposits: $0.4B
Rank: 12th

NEVADA STATE BANK

Deposits: $2.1B
Rank: 3rd

ZIONS BANK

Deposits: $5.0B
Rank: 2nd / 9th

CALIFORNIA BANK & Trust

Deposits: $6.9B
Rank: 6th



WA
ID
NV
UT
CO
CA
AZ
NM

VECTRA BANK COLORADO

Deposits: $1.4B
Rank: 5th

National Bank OF ARIZONA

Deposits: $2.2B
Rank: 4th

Balance Sheet Composition

September 30, 2001


Washington
1%
California
29%
Colorado
8%
Arizona
9%
Nevada
7%
Utah/Idaho
46%


Washington
2%
California
39%
Colorado
8%
Arizona
12%
Nevada
11%
Utah/Idaho
28%

Total Loans: $18.8 Billion*

Total Deposits: $18.1 Billion

***Includes $2.3 Billion in Loans Sold**

Value of Community Banking Structure

Better Talent

Better Revenue Growth

Better Asset Quality

Stronger Customer Relationships

Zions' Growth Engine: Projected Population Growth to 2005


ZIONS
ZIONS
ZIONS
ZIONS
ZIONS
ZIONS
ZIONS
ZIONS

Top Third Growth States
Middle Third Growth States
Bottom Third Growth States

Source: U.S. Census Bureau

Zions' Growth Engine: Employment Growth Rates to 2008


ZIONS
ZIONS
ZIONS
ZIONS
ZIONS
ZIONS
ZIONS
ZIONS
United States
by Percent Employment Change
20% to 50%
16% to 20%
13% to 16%
9% to 13%
NA

Source: Bureau of Labor Statistics

Markets Matter:
Top 10 Growth Markets

1. **Phoenix-Mesa, AZ**
2. Dallas, TX
3. San Antonio, TX
4. **Denver, CO**
5. Atlanta, GA
6. **Salt Lake City-Ogden, UT**
7. **Oakland, CA**
8. Austin-San Marcos, TX
9. **San Diego, CA**
10. Houston, TX

Source: Putnam Lovell; Top 100 MSAs
Ranked based on projected growth
in population and personal income



5 of top 10

10 of top 22

None below 47

Markets Matter: 15 Best Places For Business

1. **San Jose, CA**
2. Austin, TX
3. **San Francisco, CA**
4. **Boulder, CO**
5. Dallas, TX
6. Santa Rosa, CA
7. **Boise, ID**
8. **San Diego, CA**
9. **Phoenix, AZ**
10. **Oakland, CA**
11. **Sacramento, CA**
12. **Orange County, CA**
13. Raleigh-Durham, NC
14. **Las Vegas, NV**
15. **Seattle, WA**


11 of top 15

Source: Forbes Magazine
Top 200 MSAs

The Growth Combination

The Right Banks in the Right Places


High Growth Markets
Low Growth Markets
NEVADA STATE BANK
THE COMMERCE BANK OF WASHINGTON
CALIFORNIA BANK & Trust
National Bank OF ARIZONA
VECTRA BANK
ZIONS BANK
Growth Prospects
Larger Banks
Community Banks

Market Growth Opportunities

($ in Billions)	Deposits	Market Share
California	$6.9	2%
Utah	$4.8	28%
Arizona	$2.2	4%
Nevada	$2.1	12%
Colorado	$1.4	3%
Washington	$0.4	1%
Idaho	$0.2	2%



Ensuring Our Future Success
Integrating Key Technologies

- LEXIGN
  - Expertise in complex electronic work flow solutions with established customer base
  - Creating electronic, Internet-based forms
  - Digital signing software
- EnterVault
  - Secure storage and retrieval of electronic documents
- DST DIGITALSIGNATURETRUST Guaranteeing Identity in Digital Transactions
  - Issuing and managing digital certificates

NetDeposit™

- **Transmitting check images for presentment**
  - Reduces transportation costs
  - Reduces float
- **Zions developed process and owns intellectual property**
- **Licensed to EDS**

Why is a Bank in the Digital Signature Business?

"We're more like banks than we are Internet companies," Sclavos says. If e-commerce is really going to take off, having a banker control the keys to the vault door may not be such a bad thing.

Business Week
May 15, 2000
Quoting Stratton Sclavos, CEO of Verisign

National Niche Businesses



- #1 SBA 504 Lender
- #8 SBA 7(a) Lender
- #1 Farmer Mac Lender
- #6 Municipal Financial Advisor
- Electronic Bond Trading
- e-Business Solutions

Focusing on the Fundamentals

Shareholder Value Creation

Effective Sales

17.9%
Compound Revenue
Growth over 5 years

Effective Cost Control

57.4% Operating
Cash Efficiency
Ratio

Superior Asset Quality

.65% NPA ratio at 9/30/01

Asset Quality: Understanding the Loan Portfolio


Commercial RE Term
16%
$2.6B
Consumer Loans (Includes Consumer Residential)
22%
$3.7B
Commercial RE Construction
17%
$2.8B
Commercial Loans (Includes Owner-Occupied Real Estate)
45%
$7.6B

Distribution by Product Type

09/30/01


Commercial Term Loans by Product Type
Other
15%
Industrial
14%
Recreation
3%
Medical
3%
A&D
3%
Office
23%
Hotel/Motel
21%
Retail
18%


Construction Loans by Product Type
Industrial
4%
Office
10%
Residential A&D
20%
Retail
16%
Hotel/Motel
4%
A&D
5%
Single Family
27%
Other
6%
Apartments
8%

Distribution by Geographic Location

09/30/01



Commercial Term Loans by Collateral Location
Other/Multiple Mkt
12%
Southern CA
26%
Washington
2%
Colorado
9%
Arizona
17%
Northern CA
14%
Utah/Idaho
8%
Nevada
12%



Commercial Construction Loans by Location
Other/Multiple Mkt
8%
Washington
5%
Southern CA
22%
Colorado
15%
Northern CA
7%
Nevada
8%
Arizona
21%
Utah/Idaho
14%

Net Charge-Off Trends vs. Peers



YTD Net Losses as % of Average Total Loans
Zions
Peers
Percent Of Average Total Lo
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
2nd Qtr 99
3rd Qtr 99
4th Qtr 99
1st Qtr 00
2nd Qtr 00
3rd Qtr 00
4th Qtr 00
1st Qtr 01
2nd Qtr 01
3rd Qtr 01

Note: Peer group is defined as bank holding companies with assets > $10 billion.

Asset Quality Trends vs. Peers



Non-Performing Assets as % of Total Assets
Zions
Peers
Percent of Total Ass
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
2nd Qtr 99
3rd Qtr 99
4th Qtr 99
1st Qtr 00
2nd Qtr 00
3rd Qtr 00
4th Qtr 00
1st Qtr 01
2nd Qtr 01
3rd Qtr 01

Note: Peer group is defined as bank holding companies with assets > $10 billion.

Syndicated Credits
Old Sumitomo Portfolio


1,082,765
130,479
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Oct '98
Sep '01

- CB&T NCOs from 10/98:
  - $50.7MM
- NCOs on Sumitomo Syndicated Credits:
  - $18.4MM

Allowance for Loan Losses to Non-Performing Loans 9/30/01

Rank	Company	ALLL/NPL
1	State Street Corp	5500.0%
2	North Fork Bancorp.	840.2%
3	Westamerica Corp.	616.8%
4	First Virginia Corp.	437.7%
5	City National Corp.	335.4%
6	Synovus Financial	329.5%
7	Fifth Third Bancorp.	319.1%
8	**Zions Bancorp.**	**262.9%**
9	US Bancorp	243.1%
10	BB&T Corp	238.0%
11	Wells Fargo & Co.	232.4%
12	Bank of New York	223.2%
13	First Midwest Bancorp	222.8%
14	First Tennessee Nat'l	217.6%
15	AmSouth Bancorp.	211.3%
16	SouthTrust Corp	211.1%
17	Wachovia	201.8%

Rank	Company	ALLL/NPL
18	FirstMerit	201.2%
19	PNC Financial	199.4%
20	BancWest Corp	181.4%
21	Mellon Bank corp	179.7%
22	Fleet Boston Corp	179.0%
23	Huntington Bancshares	178.4%
24	SunTrust Banks, Inc.	176.7%
25	National City Corp	171.1%
26	Bank of America Corp	161.8%
27	Marshall & Ilsley	161.1%
28	J P Morgan Chase*	146.2%
29	Bank One Corp	143.9%
30	Northern Trust Corp	138.4%
31	KeyCorp	132.7%
32	Citigroup	115.6%
33	Comerica Inc.	106.6%

* Includes OREO

Alignment of Shareholder and Employee Interests: Staff Ownership

We act like shareholders...

• Stock value held by execs to 2000 compensation:	40X
• Percent of employees who own shares:	80%
• Percent of employees receiving options*:	100%
• Percent owned by employees & directors:	12%

* All employees receive options after 1 year of service

…because we are shareholders

Alignment of Shareholder and Employee Interests: Incentive Compensation

4 Year Average Tangible ROE

4 Year Average Cash EPS Growth Rate	16%	18%	20%	22%	24%
25%	150%	180%	200%	230%	250%
21%	130%	155%	170%	200%	220%
17%	80%	100%	110%	120%	140%
13%	40%	46%	50%	59%	60%
9%	12%	15%	16%	19%	20%

Average Annual Payout Bonus as a % of Executive Officer's Salary

No Award if Cash ROE < 14%

Earnings Guidance

	4th Qtr. 2001	2002
Operating Cash Earnings	$0.94 - 0.96	$4.05 - 4.10
Goodwill	(0.09)	(0.36)
CDI	(0.03)	(0.15)
GAAP EPS	0.81 - 0.83	3.54 - 3.59
"New" GAAP EPS	$0.90 - 0.92	$3.90 - 3.95

Comparative Currency Valuations

November 28, 2001

Company	Stock Price	IBES 5-Year Growth Estimate	2002 P/E Ratio	2002 PEG Ratio
Northern Trust	$57.32	12.90%	23.9X	185%
State Street	$52.85	14.08%	24.1X	171%
Fifth Third	$59.32	14.29%	21.7X	152%
Marshall & Ilsley	$61. 82	10.25%	15.6X	152%
M&T Bank	$71.20	11.63%	16.8X	144%
Bank of New York	$38.74	12.19%	17.5X	143%
Synovus	$23.62	14.00%	19.7X	141%
Wells Fargo	$42.66	12.77%	14.3X	112%
Zions	**$47.83**	**13.89%**	**13.5X**	**97%**

Forward-Looking Statements

This presentation contains statements regarding the projected performance of Zions Bancorporation. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act. Actual results or achievements may differ materially from the projections provided in this presentation since such projections involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which Zions Bancorporation conducts their operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; legislation or regulatory changes which adversely affect the ability of the company to conduct the business in which the company would be engaged; delays in adoption of digital certificates for online services. Zions Bancorporation disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

THE COMMERCE BANK
OF WASHINGTON

NEVADA STATE BANK



ZIONS BANK

CALIFORNIA BANK & Trust

VECTRA BANK COLORADO

National Bank OF ARIZONA

ZIONS BANCORPORATION